

August 21, 2009

Mr. Craig G. Litchfield
Chairman, President, & CEO
Citizens & Northern Corporation
90-92 Main Street
Wellsboro, PA 16901

> **Re: Citizens & Northern Corporation**
> **Form 10-K for Fiscal Year ended December 31, 2008**
> **Filed March 6, 2009**
> **Forms 10-Q for Fiscal Quarters ended March 31, 2009**
> **and June 30, 2009**
> **File No. 000-16084**

Dear Mr. Litchfield:

We have reviewed your filings and have the following comment. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q, filed August 7, 2009

Note 6. Securities, page 11

1. We note your disclosures and other-than-temporary impairments relating to your trust preferred securities held. Considering the significant judgment required to determine if a security is other-than-temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in paragraph 38 of FSP FAS 115-2 and FAS 124-2 and Item 303 of Regulation S-K. Therefore, for each individual and pooled trust preferred security with at least one

rating below investment grade, please revise future filings beginning with your Form 10-Q for the period ended September 30, 2009 and provide the following information to us as of June 30, 2009 to provide a tabular presentation including the following: single-issuer or pooled, class (senior or mezzanine), book value, fair value, unrealized gain/loss, realized losses, lowest credit rating assigned to the security, number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral (along with disclosure about assumption on recoveries for both deferrals and defaults) and excess subordination as a percentage of the remaining performing collateral. Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

Mr. Craig G. Litchfield
Citizens & Northern Corporation
August 21, 2009
Page 3

You may contact John Spitz, Staff Accountant, at (202) 551-3484, or me at (202) 551-3492, if you have questions regarding this comment.

Sincerely,

John P. Nolan
Senior Assistant Chief Accountant